*****CORRECTED COPY*****






April 9, 1999



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     Health Management Systems, Inc.
     As of March 31, 1999

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership of 10% or more as of December 31, 1998, filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Chief Compliance Officer

KKK:jmw
Enclosures

cc:  Office of the Corporate Secretary
     Health Management Systems, Inc.
     401 Park Avenue South
     New York, NY  10016

     Securities Division
     NASD Financial Center
     33 Whitehall Street
     New York, NY  10004


               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No.  1  )*


               Health Management Systems, Inc.
                     (Name of Issuer)


             Common Stock par value $0.01 per share
                 (Title of Class of Securities)


                           42219M100
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages

CUSIP NO. 42219M100                          13G
  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Awad Asset Management, Inc.
        58-2372400

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
                                                        (B)______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of New York


     NUMBER OF           5    SOLE VOTING POWER
       SHARES                     2,131,260
   BENEFICIALLY          6    SHARED VOTING POWER
      OWNED                       - - -
      AS OF
   MARCH 31, 1999        7    SOLE DISPOSITIVE POWER
     BY EACH                      2,131,260
   REPORTING             8  SHARED DISPOSITIVE POWER
   PERSON WITH                    - - -

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,131,260

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

            12.28%

12  TYPE OF REPORTING PERSON*

            IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!


                          Page 2 of 5 Pages


Item 1(a) Name of Issuer:

          Health Management Systems, Inc.


Item 1(b) Address of Issuer's Principal Executing Offices:

          401 Park Avenue South
          New York, NY  10016


Item 2(a) Name of Person Filing:

          Awad Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

          250 Park Avenue, 2nd Floor
          New York, NY  10177


Item 2(c) Citizenship:

          New York


Item 2(d) Title of Class of Securities:

          Common Stock par value $.01 per share


Item 2(e) CUSIP Number:

          42219M100


Item 3    Type of Reporting Person:

          (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940


                  Page 3 of 5 Pages



Item 4     Ownership as of March 31, 1999

           (a)  Amount Beneficially Owned:

                2,131,260 shares of common stock beneficially owned including:

                                                            No. of Shares
            Awad Asset
            Management, Inc.                                  2,131,260


            (b) Percent of Class:                                12.28%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)            (ii)           (iii)            (iv)
                                              Deemed           Deemed
                 Deemed         Deemed        to have          to have
                 to have        to have       Sole Power       Shared Power
                 Sole Power     Shared Power  to Dispose       to Dispose
                 to Vote or     to Vote or    or to            or to
                 to Direct      to  Direct    Direct the       Direct the
                 to Vote        to Vote       Disposition      Disposition

Awad Asset       2,131,260      ----          2,131,260        ----
Management, Inc.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           (____)

Item 6     Ownership of More than Five Percent on Behalf  of Another Person:

           N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               N/A


                       Page 4 of 5 Pages


Item 8     Identification and Classification of  Members  of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 1999                AWAD ASSET MANAGEMENT, INC.


                                   __________________________________
                                   Kenneth K. Koster
                                   Chief Compliance Officer

















                       Page 5 of 5 Pages